

March 3, 2021

Yunfei Li
Chief Executive Officer
CBAK Energy Technology, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province, 116450
People's Republic of China

Re: CBAK Energy Technology, Inc.
Registration Statement on Form S-3
Filed February 22, 2021
File No. 333-253349

Dear Mr. Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed February 22, 2021

General

1. Please revise the filing to include updated financial statements as required by Rule 8-08 of Regulation S-X, and similarly revise all relevant sections of the filing to provide updated financial information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing